

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 20, 2009

Mr. Rudi Fronk
President and Chief Executive Officer
Seabridge Gold, Inc.
106 Front Street East, 4th Floor
Toronto, Ontario, Canada M5A 1E1

      Re: **Seabridge Gold, Inc.**
                Form 20-F for the Fiscal Year Ended December 31, 2007
                Filed March 31, 2008
                File No. 0-50657

Dear Mr. Fronk:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director

cc: Bruce Rich
        (212) 732-3232